Form 10-K405, Exhibit 13
period 1995-03-31
BMC SOFTWARE INC
filed 1995-06-29
CIK 835729

                                                                 EXHIBIT 13.1

FINANCIAL HIGHLIGHTS

Strong revenues in North America, improved results in international operations, favorable response to the open systems strategy and renewed investment in mainframe computing resulted in a 20% increase in revenue for BMC Software.

Net earnings increased 37% over fiscal 1994 and earnings per share increased 41%. This was accomplished while we invested in building the infrastructure that will support BMC as we pursue the open systems market.

Revenues from BMC Software's core products for IMS and DB2 databases increased 20% over fiscal 1994. In fiscal 1995, the company introduced the greatest number of new mainframe products in its history.

PATROL had the highest sales in its first full year of any product in BMC Software history, with over $15 million in total revenues and a 115% increase in revenues from the third to fourth quarter.



IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
FOR THE YEAR ENDED MARCH 31,              1995       1994       1993       1992       1991
- --------------------------------------------------------------------------------------------
Total Revenues                          $345,000   $288,500   $238,500   $184,607   $128,179
Operating Income                        $108,628*  $ 79,904** $ 86,085   $ 62,394   $ 32,423
Net Earnings                            $ 77,517*  $ 56,489** $ 65,386   $ 46,184   $ 24,352
Earnings Per Share                      $   3.04*  $   2.16** $   2.50   $   1.79   $   0.97
Shares Used In Computing EPS              25,488     26,152     26,177     25,843     25,106
Working Capital                         $ 35,166   $ 29,429   $ 74,449   $108,038   $ 62,551
Total Assets                            $502,649   $417,527   $378,652   $246,249   $151,353
Stockholders' Equity                    $306,154   $250,400   $223,386   $140,891   $ 79,728

 * Includes the impact of a one-time charge related to several fourth quarter transactions of $29,260,000 (pre-tax), or $25,701,000 (net of tax). Excluding this one-time charge, fiscal 1995 earnings were $103,218,000 or $4.05 per share. Operating income was $137,888,000.

** Includes the impact of a one-time charge of $32,038,000 (pre-tax), or $29,398,000 (net of tax), for the acquisition of Patrol Software. Excluding this one-time charge, fiscal 1994 earnings were $84,887,000 or $3.25 per share. Operating income was $111,942,000.


BMC SOFTWARE, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

   The Company designs, develops, markets and maintains systems software products that facilitate data and database management for large enterprises. The Company's core business is the provision of these products and related maintenance services for use with IBM and IBM-compatible mainframe computer systems, with a major emphasis on products that enhance the predominant database management subsystems, IMS and DB2. The Company is also a leading provider of database and application monitoring and management software for client/server networks. In each of the last three fiscal years, the Company's administrative tools and utility products for IMS and DB2 contributed approximately 70% of total revenues. The administrative tools increase productivity by facilitating database management operations. The utility products increase data availability and reduce system downtime by dramatically reducing the time necessary to perform time-critical operations such as loading, copying or reorganizing an IMS or DB2 database. The Company is also a leading provider of performance and function enhancements for the key IBM mainframe-based network communications subsystems CICS and IMS/TM.

   The Company has invested significantly in the development and acquisition of systems software products for the rapidly emerging client/server systems, which require major functional and performance enhancements to support mission-critical applications. The Company's strategy is to build upon its core competencies of managing and administering large databases by developing and acquiring products that address open systems relational databases and operating systems. Since January 1994, the Company has invested over $65,000,000 in its client/server product strategy, in both internal research and development and technology acquisitions. In January 1994, the Company acquired the PATROL monitoring and event-management software product for client/server systems. In the fourth quarter of fiscal 1995, the Company acquired a suite of cross platform, open systems development tools, which include sophisticated graphical user interfaces, communications layers and database management capabilities. The Company also acquired in the fourth quarter of fiscal 1995 distribution rights to current and future high speed utilities developed by DataTools, Inc. and an option to acquire the company.

   Fiscal 1995's total revenues of $345,000,000 were 20% higher than fiscal 1994 total revenues. The increase was the result of a 22% increase in North American product license revenues, a 24% increase in international product license revenues and a 15% increase in worldwide maintenance revenues. Net earnings in fiscal 1995 were $103,218,000, excluding a one-time write-off of $25,701,000 (net of income taxes) related to fourth quarter acquisitions of technology and a purchase option to acquire DataTools, Inc. These results represent a 22% increase over fiscal 1994 net earnings of $84,887,000 (excluding the acquired research and development charge related to PATROL). Increased net earnings were attributable to the 20% total revenue growth; operating income as a percentage of revenues ("Operating Margins") remained relatively unchanged from fiscal 1994 to 1995. Since the Company's costs, however, are to a large extent fixed in the short term, failure to achieve planned revenue growth in a period would likely have a material adverse effect on Operating Margins and net earnings. The Company intends to increase its research and development and marketing spending significantly in fiscal 1996, which will place additional pressure on its Operating Margins if revenue expectations are not met, particularly by its new client/server products. Sales, support and distribution costs for client/server software products may be higher, as a percentage of sales, than for mainframe products, because of lower unit prices and more widely dispersed customers and prospects. The Company intends to complement its direct sales force by distributing its client/server products through large hardware and software vendors. This strategy is designed to increase the Company's geographic presence and to provide the increased levels of sales and support contact with customers and prospects necessary to succeed in the open systems markets on a cost-effective basis relative to a purely direct sales and distribution channel. There can be no assurance that this strategy will be effective, however. If the Company's direct sales force is the primary channel for its client/server products, its cost of sales will likely increase and Operating Margins could be reduced.

RESULTS OF OPERATIONS

   The following table sets forth, for the fiscal years indicated, the percentages that selected items in the Consolidated Statements of Earnings bear to total revenues and the percentage changes of such items as compared to the indicated prior fiscal year. The year-to-year comparisons of financial results are not necessarily indicative of future results.


                                                  PERCENTAGE OF         PERCENTAGE CHANGES
                                                  TOTAL REVENUES       -------------------
                                               YEARS ENDED MARCH 31,     1994       1995
                                               ---------------------   COMPARED   COMPARED
                                               1993    1994    1995     TO 1993    TO 1994
                                               ----    ----    ----    --------   --------
REVENUES:
 Licenses                                      57.4%   57.9%   59.4%     22.1%       22.6%
 Maintenance                                   42.6    42.1    40.6      19.4        15.4
                                              -----   -----   -----
  Total revenues                              100.0   100.0   100.0      21.0        19.6
                                              -----   -----   -----
Selling and marketing expenses                 28.2    26.0    26.0      11.8        19.3
Research and development expenses              16.0    16.3    16.1      23.2        18.1
Cost of maintenance services and
 product licenses                               9.8     9.8     9.3      21.2        13.3
General and administrative expenses            10.0     9.1     8.6      10.3        14.4
Acquired research and development costs         --     11.1     8.5       N/A        (8.7)
                                              -----   -----   -----
 Operating income                              36.0    27.7    31.5      (7.2)       35.9
Other income                                    3.1     3.7     3.4      46.2         9.3
                                              -----   -----   -----
 Earnings before income taxes                  39.1    31.4    34.9      (3.0)       32.8
Income taxes                                   11.7    11.8    12.4      21.8        25.5
                                              -----   -----   -----
 Net earnings                                  27.4%   19.6%   22.5%    (13.6)%      37.2%
                                              =====   =====   =====
 Net earnings, excluding acquired R&D costs    27.4%   29.4%   29.9%     29.8%       21.6%
                                              =====   =====   =====



REVENUES

   The Company generates revenues from the licensing of its 75 computer software products and fees for its associated software maintenance, enhancement and support services. In fiscal 1995, revenues totaled $345,000,000, a 20% increase over fiscal 1994 revenues of $288,500,000. From fiscal 1993 to fiscal 1994, total revenues increased 21% from $238,500,000. The Company's North American operations generated approximately 57% of total revenues in fiscal 1993 and approximately 61% of total revenues in fiscal 1994 and 1995, while international operations contributed approximately 43% of total revenues in fiscal 1993 and 39% in fiscal 1994 and 1995. License revenues comprised 57%, 58% and 59% of total revenues in fiscal 1993, 1994 and 1995, while maintenance revenues for the same years contributed 43%, 42% and 41%, respectively. The Company has increased its product list prices by approximately 5% in each of the last three fiscal years. Although the Company expects revenues to continue to grow in fiscal 1996 and beyond, there can be no assurance that such growth will be achieved or that growth rates in the future will be comparable to those in prior years.

LICENSE REVENUES

   License revenues comprise two categories: product license fees and product upgrade fees. Product license fees consist of the fees paid when customers initially license a copy of a product and of fees customers pay to restructure their existing licenses to increase the discounts used in calculating future upgrade and maintenance charges for their installed products. Product upgrade fees are charged when a customer acquires the right to run an already licensed product on additional processing capacity, which may be measured traditionally by central processing unit ("CPU") tier or by millions of instructions per second ("MIPS"). The product upgrade fee category includes upgrade fees for current and for future additional processing capacity. All license and upgrade fees are recognized as revenue when the license is executed and the applicable products have been delivered in accordance with the Company's standard revenue recognition policies.

   License revenues in fiscal 1995 increased by 23% to $204,957,000 from $167,176,000. This license revenue growth was derived from increased product upgrade fees for future additional processing capacity and increased restructuring fees, primarily as components of enterprise license transactions, from new license sales of the PATROL product line and, to a lesser extent, from new license sales of mainframe software products introduced in fiscal 1995. Product upgrade fees for future additional processing capacity and restructuring charges comprised 19% of the Company's total revenues for fiscal 1995 compared to 13% of total fiscal 1994 revenues. Total product upgrade fees for both current and future additional processing capacity were 25% of total revenues in fiscal 1995, as compared to 27% in fiscal 1994 and 19% in fiscal 1993. Higher product upgrade fees, for both current and future additional processing capacity, and to a lesser extent, restructuring fees, were the primary contributors to fiscal 1994's license revenue growth of 22% over fiscal 1993 license revenues of $136,901,000. The continuing trend towards large, enterprise-wide license transactions was the primary contributor to North American license revenue growth of 35% from $75,464,000 in fiscal 1993 to $101,959,000 in fiscal 1994 and of 22% to
$124,382,000 in fiscal 1995 over fiscal 1994. International license revenues increased 6% from $61,437,000 in fiscal 1993 to $65,217,000 in 1994.
International license revenue growth in fiscal 1994 was adversely impacted by weak economic conditions, internal execution issues and, to a lesser extent, foreign currency fluctuations. From fiscal 1994 to fiscal 1995, international license revenues grew 24% to $80,575,000. Of the 24% increase in international license revenue in fiscal 1995, 8% is attributed to changes in foreign currency exchange rates from fiscal 1994. As in North America, enterprise license transactions contributed significantly to this growth, as well as new license sales from the Company's PATROL software products. Operations in Germany and the United Kingdom contributed a substantial portion of the international license revenue growth in fiscal 1995, and the French, Italian and Japanese operations showed strong percentage gains in fiscal 1995 over their performances in fiscal 1994.

   License fees from enterprise license transactions have been and continue to be a significant component of the Company's license and total revenues. The Company introduced its enterprise licensing policy in fiscal 1993 in response to industry trends and its largest customers' requirements for a more flexible alternative to CPU-dependent pricing. An enterprise license allows the customer to run an unlimited number of copies of a product on its CPUs without regard to their size, subject to a maximum limit on the aggregate power of the CPUs as measured in MIPS. An enterprise license transaction may include license fees for new products and/or additional copies of products already licensed, an upgrade fee for additional processing capacity beyond the customer's current usage level and/or a restructuring fee. Enterprise licenses are limited in duration, generally do not cover the Company's full product lines and do not include products that are not generally available on the date of the transaction. The upgrade fee for future processing capacity typically represents from over half to substantially all of the total license fees included in an enterprise license transaction. Enterprise licenses do not protect a licensee from incurring additional charges if the licensee exceeds the stipulated processing capacity level. At the end of the term, and in many cases annually during the term, additional fees are owed if the customer exceeds the processing capacity level.

MAINTENANCE REVENUES

   Maintenance revenues represent annual maintenance fees charged to perpetual license customers entitling them to product enhancements, technical support services and ongoing compatibility with third-party operating systems. Maintenance charges are generally 15% to 20% of the license fee for the product at the time of renewal, reduced by applicable discounts. Maintenance revenues also include the bundled fees for the initial maintenance period covered by the related perpetual license agreement. Maintenance revenues for fiscal 1994 were $121,324,000, a 19% increase over fiscal 1993 maintenance revenues of $101,599,000. Fiscal 1995 maintenance revenues of $140,043,000 represented a 15% increase over fiscal 1994. The Company intends to continue to invest heavily in product maintenance and support and believes that maintaining its reputation for superior product support is a key component of its value pricing model.

   Maintenance revenues increased over the last three fiscal years because of continued growth in the base of installed products and high maintenance renewal rates. Also, maintenance fees are based on a product's current list price which varies depending on the size of the CPU on which the product is installed. The Company thus receives higher maintenance fees under its tiered pricing policy when customers install products on larger CPUs. Maintenance revenues in a particular year are impacted by the level of license revenue in the preceding years, the bundled fees for the initial maintenance period and by enterprise license transactions. As discussed above, customers can acquire, through payment of restructuring fees, higher volume-based discounts that apply to future maintenance and other charges. The reduction in the rate of maintenance revenue growth from fiscal 1994 to fiscal 1995 is primarily attributable to these discounts.

PRODUCTS

   At fiscal year end, the Company marketed 75 products comprising ten product groups. In fiscal years 1993, 1994 and 1995, the IMS Database Utilities series contributed 39%, 38% and 37% of total revenues and 35%, 35% and 34% of license revenues. The Company believes that the majority of enterprise data remains stored in IMS databases, which will help maintain the long-term viability of IMS. The Company thus anticipates that revenue from its IMS-based products will continue to be a significant source of revenue. The IMS product group includes the Company's most successful product, LOADPLUS-TM-, which accounted for 10% of total revenues in fiscal 1993 and 9% of total revenues in fiscal years 1994 and 1995. No other product represented 10% or more of total revenues in the fiscal years represented.

   Total revenues from the Masterplan for DB2 product series grew at a slightly higher rate than overall revenues in fiscal 1995. This product group represented 33% of total revenues in fiscal years 1993 and 1994 and 34% of total revenues in fiscal 1995. The Masterplan for DB2 products contributed 42% of license revenues in fiscal 1993 and 39% of license revenues in fiscal years 1994 and 1995. The Company has targeted the high-end, intensive DB2 users as its market segment and competes primarily on the functionality, integrity, quality and value of its products. The Company believes it competes effectively on this basis and expects the DB2 product line to increase its percentage contribution to total revenues as the Company develops additional DB2 products and large data processing operations continue to implement new DB2 applications. The market for DB2 tools and utilities, however, is far more competitive than the markets for the Company's other mainframe product lines. The Company expects the DB2 market will continue to be highly competitive as other independent software vendors develop, enhance and aggressively price their DB2 product offerings.

   Through fiscal 1995, the PATROL software product line represented the Company's only nonmainframe product family. During fiscal 1995, total revenues from the PATROL products generated $15,106,000, or 4% of total revenues, as compared to revenues of approximately $1,000,000 in fiscal 1994. The Company will continue to invest heavily in the development and enhancement of the PATROL product family as well as other client/server products. While the Company expects significant growth from these products over the long term, the market for client/server software products is not as mature as the mainframe market in which the Company has historically generated its revenues. The client/server systems software market is also substantially more competitive than the Company's traditional markets, as both large, integrated software and hardware providers and smaller, more specialized vendors have targeted, and invested heavily in entering, these markets. There can be no assurance that the market acceptance and resulting revenue growth from its client/server products will meet the Company's expectations.

OTHER INCOME

   Other income was approximately 3%, 4% and 3% of total revenues in fiscal years 1993, 1994 and 1995, respectively. Other income consists primarily of interest earned on cash and cash equivalents, financed receivables and marketable securities. Other income increased by 46% from fiscal 1993 to fiscal 1994 and by 9% from fiscal 1994 to 1995. The increase in interest income is due to larger invested cash balances in 1995 than in 1994, as well as to higher interest rates and financing income. While the Company achieved higher rates of return in fiscal year 1995, the rate of growth in interest income from fiscal year 1994 to fiscal year 1995 was slowed due to the use of funds in connection with the Company's stock repurchase program, technology acquisitions and federal income tax payments.

EXPENSES

SELLING AND MARKETING

   Selling and marketing expenses increased 19%, to $89,724,000, in fiscal 1995 as compared to fiscal 1994 and 12%, to $75,198,000, in fiscal 1994 as compared to fiscal 1993. As a percentage of total revenues, selling and marketing expenses represented 28%, 26% and 26% in fiscal 1993, 1994 and 1995, respectively. Marketing support, sales salaries, sales commissions and fringe benefits comprise the majority of selling and marketing expenses. Other principal components are costs of trade publication advertisements, printing and mailing brochures, worldwide Company-sponsored technical seminars, occupancy costs and telecommunications expenses. During fiscal 1995, the Company increased its investment within the marketing organization through personnel additions and increases in amounts spent for advertising and marketing programs. Total expenses related to the Company's marketing organization increased 36% from fiscal 1994 to fiscal 1995. The Company plans to continue to strengthen its marketing function in the next fiscal year. Also, sales commissions, which is the largest component of selling and marketing expenses, increased 36%. The increase in sales commissions is primarily attributable to increased overall sales and to an increase in sales by various agents of the Company that operate in countries where the Company does not have offices. Contributing to the increase in selling and marketing expenses in fiscal 1994 over fiscal 1993 was the worldwide increase in sales force headcount in fiscal 1994.

RESEARCH AND DEVELOPMENT

   Research and development expenses increased 18%, to $55,493,000, in fiscal 1995 from fiscal 1994 and increased 23%, to $46,969,000 in fiscal 1994 from fiscal 1993. As a percentage of total revenues, research and development expenses were 16% for fiscal 1993, 1994 and 1995. In the most recent two fiscal years, the Company has increased the number of product development and quality assurance personnel in the client/server area. During fiscal 1995, the Company more than doubled its expenditures in this area compared to the prior fiscal year. The Company has also continued to expand the number of developers and quality assurance personnel in the Masterplan for DB2, IMS Database Utilities and Network product groups. The reduction in the growth rate of research and development expenses from fiscal 1994 to fiscal 1995 was due to a reduction in the hiring rate. Research and development expenses also include computer hardware and software costs and telecommunications expenses necessary to maintain the Company's data processing center, which have also increased over the three-year period. The Company expects research and development costs to continue to increase in fiscal 1996 as the Company increases the depth and breadth of most of its product lines.

COST OF MAINTENANCE SERVICES AND PRODUCT LICENSES

   Cost of maintenance services and product licenses increased 13% in fiscal 1995 as compared to fiscal 1994 and increased 21% in fiscal 1994 as compared to fiscal 1993. These expenses represented 10% of total revenues in fiscal 1993 and 1994, and 9% of total revenues in fiscal 1995. Cost of maintenance services and product licenses consist of compensation of technical employees providing customer support and amortization of both purchased and internally developed software.

   During fiscal 1993, 1994 and 1995, the Company capitalized approximately $4,986,000, $4,771,000 and $6,883,000, respectively, of software development costs. Also, pursuant to Statement of Financial Accounting Standards (SFAS) No. 86, the Company recorded applicable amortization of capitalized software development costs of approximately $4,074,000, $4,771,000 and $5,134,000 in fiscal 1993, 1994 and 1995, respectively. During fiscal 1993, 1994 and 1995, the Company accelerated amortization of certain older products, which contributed to the increase in all years.

GENERAL AND ADMINISTRATIVE

   General and administrative expenses increased 14%, to $29,935,000 in fiscal 1995 as compared to fiscal 1994 and increased 10%, to $26,175,000 in fiscal 1994 from fiscal 1993. General and administrative expenses represented 10%, 9% and 9% of total revenues for fiscal 1993, 1994 and 1995, respectively. General and administrative expenses primarily include the compensation of employees in finance and accounting, word processing, product distribution, human resources and other administrative functions. Other expenses include legal, insurance, tax and accounting expenses and costs of managing the Company's foreign currency exposure. The increase in the rate of growth from fiscal 1994 to fiscal 1995 is due to, among other factors, the Company's addition of a new chief operating officer and an overall increase in administrative and clerical personnel necessary to keep pace with the growth of the Company's operations.

ACQUIRED RESEARCH & DEVELOPMENT COSTS

   During the fourth quarter of fiscal 1995, the Company completed the acquisitions of stock and assets (including in-process research and development) of several technology companies for an aggregate purchase price of $24,485,000, including warrants to purchase the Company's stock valued at approximately $3,280,000 and direct acquisition and integration costs. Also, as of March 31, 1995, the Company purchased product distribution rights and a purchase option from DataTools, Inc. for $10,000,000. The Company's right to exercise its purchase option commences March 31, 1996 and expires on March 31, 1998. As part of this transaction, the Company secured exclusive distribution rights for all software products owned, purchased or developed by DataTools, Inc. These rights expire on March 31, 1998, if the Company does not exercise its purchase option.

   The Company accounted for all of the acquisition transactions discussed above using the purchase method and recorded a $25,701,000 charge, net of an income tax benefit of $3,559,000, for acquired research and development costs during the fourth quarter of fiscal 1995.

   In fiscal 1994, the Company acquired Patrol Software Pty. Ltd., an Australian corporation and Patrol Software, Inc., a California corporation. The aggregate cost to the

Company was approximately $36,412,000, including direct acquisition and integration costs, and was paid primarily in cash, with approximately $4,400,000 of the purchase price represented by options in the Company's common stock. The Company used the purchase method of accounting for the acquisition and recorded a charge for acquired research and development costs of $28,398,000, net of an income tax benefit of $3,640,000, in the fourth quarter of fiscal 1994.

INCOME TAXES

   The Company recorded income tax expense of $28,022,000, $34,123,000 and $42,815,000 in fiscal 1993, 1994 and 1995, respectively. The Company's effective tax rates were 30%, 37.7% and 35.6% for fiscal years ended 1993, 1994 and 1995, respectively. An analysis of the differences between the statutory and effective income tax rates is provided in Note 6 of the Notes to Consolidated Financial Statements.

FOREIGN CURRENCY RATE FLUCTUATIONS

   For the fiscal years ended March 31, 1995 and 1994, approximately 39% of the Company's consolidated revenues was derived from customers outside North America. Substantially all of the Company's sales outside North America are billed and collected in foreign currencies. Substantially all the expenses of operating the Company's foreign subsidiaries and compensating its independent agents are similarly incurred in foreign currencies. Consequently, the Company's reported financial results are affected by fluctuations of those foreign currencies against the U.S. dollar. The Company has adopted a foreign currency hedging strategy designed to reduce its foreign currency transaction exposures. For the years ended March 31, 1993, 1994 and 1995 currency rate fluctuations did not have a material effect on the Company's financial position, results of operations or cash flows.

RISK MANAGEMENT

   The functional currency for most of the Company's international subsidiaries is the local currency of the subsidiary. Changes in exchange rates between these currencies and the U.S. dollar may negatively affect the Company's sales (as expressed in U.S. dollars) and gross profit margins from the international operations. The Company monitors this currency risk and attempts to mitigate the exposure through hedging transactions involving financial instruments. Specifically, with respect to future revenues, the Company utilizes put options to protect the majority of anticipated foreign exchange denominated revenues (primarily in Deutsche marks and British pounds). The term of the option contracts is rarely more than one year. The Company does not hold or issue derivative financial instruments for trading purposes.

   The Company also enters into forward exchange contracts to hedge firm commitments, specifically, accounts receivable, intercompany transactions, cash balances and certain liabilities. The term of the forward contracts is generally 30 days. The currencies hedged include primarily the major European currencies, as well as the Japanese yen and Australian dollar.

   Pursuant to SFAS No. 52, SFAS No. 80 and related literature, the Company applies hedge accounting treatment to all of its hedging transactions (i.e., instruments are effective as and are designated hedge instruments). Specifically, gains and losses on forward contracts are recognized at each month-end in connection with the translation of the related hedged exposure into U.S. dollars. Gains and premiums associated with purchased put options are deferred until their maturity or until they are exercised or when a hedged transaction is no longer expected to occur. All gains and losses attributable to the Company's current hedging strategy are expected to occur within one year from the reporting date.

   The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any such counterparties to fail to meet their obligations.

QUARTERLY RESULTS

   The following table sets forth certain unaudited quarterly financial data for the fiscal years ended March 31, 1994 and 1995. This information has been prepared on the same basis as the Consolidated Financial Statements and all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with its Consolidated Financial Statements and Notes thereto.


(IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL QUARTER ENDED                     JUNE 30,  SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MAR. 31,
                                           1993      1993       1993     1994      1994       1994       1994      1995
- -------------------------------------------------------------------------------------------------------------------------
Total revenues                           $65,000    $68,000   $75,500   $80,000   $78,000    $80,000   $90,700   $96,300
Selling and marketing expenses            16,706     18,450    20,000    20,042    20,468     20,181    23,875    25,200
Research and development expenses         11,934     10,801    11,272    12,962    13,919     12,996    13,716    14,862
Cost of maintenance services and
 product licenses                          6,591      6,526     6,728     8,371     8,189      7,023     7,977     8,771
General and administrative expenses        6,312      5,784     6,800     7,279     6,194      7,507     7,950     8,284
Acquired R&D costs                            --         --        --    32,038        --         --        --    29,260
                                         -------    -------   -------   -------   -------    -------   -------   -------
Operating income (loss)                   23,457     26,439    30,700      (692)   29,230     32,293    37,182     9,923
                                         -------    -------   -------   -------   -------    -------   -------   -------
Net earnings (loss)                      $18,201    $20,193   $23,080   $(4,985)  $22,101    $24,283   $27,708   $ 3,425
                                         =======    =======   =======   =======   =======    =======   =======   =======
Earnings per share (EPS)                 $  0.69    $  0.77   $  0.89   $ (0.19)  $  0.86    $  0.96   $  1.10   $  0.13
                                         =======    =======   =======   =======   =======    =======   =======   =======
EPS, excluding acquired R&D costs        $  0.69    $  0.77   $  0.89   $  0.90   $  0.86    $  0.96   $  1.10   $  1.13
                                         =======    =======   =======   =======   =======    =======   =======   =======
Shares used in computing earnings
 per share                                26,379     26,354    25,931    26,015    25,698     25,295    25,185    25,775
                                         =======    =======   =======   =======   =======    =======   =======   =======

Common stock price (1)
 High                                    $ 58.50    $ 63.25   $ 60.00   $ 71.00   $ 66.50    $ 55.00   $ 57.50   $ 69.75
 Low                                       38.75      50.00     45.00     46.50     41.75      40.13     40.25     54.00


(1) Bid quotations as reported by NASDAQ



   On a relative basis, the Company has historically realized greater revenues and net earnings in the latter half of its fiscal year. In addition, the Company has historically realized sequentially lower revenues and net earnings in the first quarter of its fiscal year than in the last quarter of the prior fiscal year. The Company's largest expense component is compensation and related fringe benefits, which are fixed in the short term except for commissions and bonuses, which were 12% of operating expenses in fiscal 1995. The costs of the Company's data center, office equipment and facilities also are essentially fixed. Numerous factors may cause significant fluctuations in the Company's quarterly revenues, including competition, industry or technological trends, customer budgetary decisions, general economic conditions or uncertainties, the timing of closing of individually significant sales, mainframe industry pricing and other trends, announcements of new hardware or software products and the timing of price increases. Because such a high percentage of expenses are fixed, any such fluctuations in revenues will also significantly affect net earnings and any shortfall in revenues in a period would have an immediate and material adverse effect on earnings.

LIQUIDITY AND CAPITAL RESOURCES

   At March 31, 1995, the Company's cash, cash equivalents and marketable securities were $273,833,000. The Company's working capital as of March 31, 1995, was $35,166,000. The Company continues to invest cash in securities with longer maturities yielding greater returns. This has the impact of reducing working capital. The Company's securities are investment grade and liquid. The Company had no debt as of March 31, 1995, other than normal trade payables and a $4,590,000 payable relating to the fourth quarter transactions discussed under "Acquired Research and Development Costs" above. Stockholders' equity as of March 31, 1995, was $306,154,000.

   The Company continues to finance its growth through funds generated from operations. For the year ended March 31, 1995, net cash provided by operating activities was $143,210,000. Net cash used in investing activities in fiscal 1995 was $101,314,000, primarily related to the acquisition of computers and related equipment, the purchase of investment securities and the technology acquisitions discussed above. Net cash flows used in financing activities in fiscal 1995 were $40,845,000. The primary use of cash pertained to the Company's stock repurchase program.

   The Company's 1995 stock repurchase program authorized the purchase of up to 1,000,000 shares. As of March 31, 1995, the Company had acquired 271,000 of such shares and was authorized to acquire up to 729,000 remaining shares. In addition, the Company continues to evaluate business acquisition opportunities that complement the Company's strategic plans. The Company believes that its existing cash balances and funds generated from operations will be sufficient to meet its liquidity requirements for the foreseeable future.

FACTORS THAT MAY AFFECT FUTURE RESULTS

   Numerous factors affect the Company's operating results, including general economic conditions, market acceptance of its products and competitive pressures. The Company derives over 95% of its revenues from software products for IBM and IBM-compatible mainframe computers. CPU upgrade fees and enterprise license transactions are an integral component of the Company's mainframe business and the percentage of license revenues contributed by enterprise license transactions has increased over the last two fiscal years. See "Results of Operations-Revenues-License Revenues" above. The Company believes that, over the past two years, this business has been driven by an increase in customers' long term investments in their mainframe systems and processing capacity as hardware costs have declined dramatically and the efficacy of the mainframe platform was reaffirmed for large enterprises. The Company's future operating results are dependent upon customers' continued requirements for, and investment in, their mainframe systems software. Future operating results are also dependent on the continued improved results of the Company's international operations.

   The Company's stock price has been highly volatile over the last several years. Future revenues, earnings and stock prices may be subject to wide swings, particularly on a quarterly basis. The stock price of software companies in general, and of the Company in particular, is primarily based on expectations of future revenue and earnings growth. Any failure of revenues or earnings to meet expected levels in a period would likely have an immediate and significantly adverse effect on the Company's stock price. A high percentage of the Company's sales is closed at the end of each quarter, and there has been and continues to be a trend toward larger single sales transactions, which can have extended sales cycles and are less predictable. The Company may not know whether revenues and earnings will meet expected results until the end of a quarter.

   The Company's ability to sustain growth depends in part on the timely development or acquisition of successful new and updated products. The Company is investing heavily in the development of new products for the rapidly growing client/server market and for its existing mainframe market. The Company believes it has the resources to compete effectively in these markets.

Software development is, however, a complex and creative process that can be difficult to accurately schedule and predict, and the Company has experienced long development cycles for certain of its products. As is typical in its industry, the Company has experienced product delays in the past and may have delays in the future. Delays in new product introductions or less-than-anticipated market acceptance of these new products could have an adverse effect on the Company's revenues and earnings. Further, the Company's strategic plans contemplate significant revenue growth from its client/server product families. This market is highly dynamic and is characterized by rapid change and intense competition. While the Company believes its products that address this market, including those under development, will compete effectively, this market will be relatively unpredictable over the next few years.

   CPU upgrade fees have contributed between 19% and 27% of total revenues over the last three fiscal years. The charging of upgrade fees based on CPU tier classifications is standard among mainframe systems software vendors, including IBM. The pricing of mainframe systems software, including the charging of tier-based upgrade fees, is under continued pressure from customers. Although the Company has adopted MIPS-based pricing for large enterprise licenses, it has not significantly changed its effective charges for its products. The Company believes its current pricing policies most properly reflect the value provided by its products. IBM's announcement last year of alternatives to tier-based pricing with respect to its large mainframe CPU's has, however, increased the pricing pressures within the mainframe systems software markets. If future changes in the competition were to result in significant price decreases that were not offset by sales volume increases, the Company's business and financial results would be adversely affected.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF BMC SOFTWARE, INC.:

   We have audited the accompanying consolidated balance sheets of BMC Software, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1994 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BMC Software, Inc. and subsidiaries as of March 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
April 27, 1995

BMC SOFTWARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS)
MARCH 31,                                                              1994      1995
- ---------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                          $ 37,814  $ 39,494
  Securities held to maturity                                          42,455    54,330
  Accounts receivable:
    Trade, less allowance for doubtful accounts of $2,234
      and $1,511                                                       51,594    47,333
    Trade finance receivables, current                                  6,117    17,408
                                                                     --------  --------
      Total accounts receivable                                        57,711    64,741
                                                                     --------  --------
  Interest and employee receivables                                     3,479     5,641
  Prepaid expenses and other                                            2,688     6,432
  Deferred income and other taxes                                      12,412    12,262
                                                                     --------  --------
      Total current assets                                            156,559   182,900
                                                                     --------  --------
Property and equipment, net                                            93,155   101,288
Software development costs, net of accumulated amortization of
  $14,519 and $19,653                                                  14,750    16,499
Purchased software and related assets, net of accumulated
  amortization of $9,984 and $12,628                                    8,230    11,118
Securities held to maturity                                           138,654   180,009
Trade finance receivables, long-term                                    4,140     8,047
Deferred charges and other assets                                       2,039     2,788
                                                                     --------  --------
                                                                     $417,527  $502,649
                                                                     ========  ========


(IN THOUSANDS)
MARCH 31,                                                              1994      1995
- ---------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                             $  7,626  $ 11,344
  Treasury stock payable                                               12,181        --
  Accrued purchase price payable                                        5,410    14,867
  Accrued commissions payable                                           8,401     7,612
  Accrued liabilities and other                                        10,235    13,085
  Taxes payable                                                         3,990     3,427
  Current portion of deferred revenue                                  79,287    97,399
                                                                     --------  --------
    Total current liabilities                                         127,130   147,734
                                                                     --------  --------
Deferred revenue and other                                             39,997    48,761
                                                                     --------  --------
    Total liabilities                                                 167,127   196,495
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized, none
    issued and outstanding                                                 --        --
  Common stock, $.01 par value, 90,000,000 shares authorized,
    26,260,000 shares issued                                              262       262
  Additional paid-in capital                                           68,115    67,864
  Retained earnings                                                   218,950   296,467
  Foreign currency translation adjustment                                (911)     (282)
                                                                     --------  --------
                                                                      286,416   364,311
  Less treasury stock, at cost (516,000 and 1,010,000 shares,
    respectively)                                                      31,306    54,694
  Less unearned portion of restricted stock compensation                4,710     3,463
                                                                     --------  --------
    Total stockholders' equity                                        250,400   306,154
                                                                     --------  --------
                                                                     $417,527  $502,649
                                                                     ========  ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

BMC SOFTWARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS


(IN THOUSANDS, EXCEPT PER SHARE DATA)
YEARS ENDED MARCH 31,                                        1993      1994      1995
- ---------------------------------------------------------------------------------------
Revenues:
  Licenses                                                 $136,901  $167,176  $204,957
  Maintenance                                               101,599   121,324   140,043
                                                           --------  --------  --------
    Total revenues                                          238,500   288,500   345,000
Selling and marketing expenses                               67,263    75,198    89,724
Research and development expenses                            38,131    46,969    55,493
Cost of maintenance services and product licenses            23,289    28,216    31,960
General and administrative expenses                          23,732    26,175    29,935
Acquired research and development costs                          --    32,038    29,260
                                                           --------  --------  --------
    Operating income                                         86,085    79,904   108,628
Other income                                                  7,323    10,708    11,704
                                                           --------  --------  --------
    Earnings before income taxes                             93,408    90,612   120,332
Income taxes                                                 28,022    34,123    42,815
                                                           --------  --------  --------
    Net earnings                                           $ 65,386  $ 56,489  $ 77,517
                                                           ========  ========  ========
Earnings per share                                         $   2.50  $   2.16  $   3.04
                                                           ========  ========  ========
Shares used in computing earnings per share                  26,177    26,152    25,488
                                                           ========  ========  ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

BMC SOFTWARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          FOREIGN                  UNEARNED
                                                  ADDITIONAL             CURRENCY                 PORTION OF        TOTAL
(IN THOUSANDS)                            COMMON   PAID-IN    RETAINED  TRANSLATION  TREASURY  RESTRICTED STOCK  STOCKHOLDERS'
YEARS ENDED MARCH 31, 1993, 1994 AND 1995  STOCK   CAPITAL    EARNINGS   ADJUSTMENT   STOCK      COMPENSATION       EQUITY
- ------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1992                     $256   $50,241    $ 97,075     $(137)    $     --       $(6,544)       $140,891
Net earnings                                  --        --      65,386        --           --            --          65,386
Foreign currency translation adjustment       --        --          --       (81)          --            --             (81)
Treasury stock purchased                      --        --          --        --       (2,254)           --          (2,254)
Stock options exercised                        6     2,370          --        --        1,968            --           4,344
Income tax benefit from stock
  options exercised                           --    13,577          --        --           --            --          13,577
Restricted shares forfeited                   --      (615)         --        --           --           615              --
Earned portion of restricted stock
  compensation                                --        --          --        --           --         1,523           1,523
                                            ----   -------    --------     -----     --------       -------        --------
Balance, March 31, 1993                      262    65,573     162,461      (218)        (286)       (4,406)        223,386
Net earnings                                  --        --      56,489        --           --            --          56,489
Foreign currency translation adjustment       --        --          --      (693)          --            --            (693)
Treasury stock purchased                      --        --          --        --      (40,672)           --         (40,672)
Stock options exercised and restricted
  shares issued                                1    (3,769)         --        --        9,652        (3,181)          2,703
Income tax benefit from stock
  options exercised                           --     2,655          --        --           --            --           2,655
Restricted shares forfeited                   --      (745)         --        --           --           745              --
Earned portion of restricted stock
  compensation                                --        --          --        --           --         2,132           2,132
Issuance of stock options pursuant to
  acquisition of Patrol Software              --     4,400          --        --           --            --           4,400
Retirement of restricted shares               (1)        1          --        --           --            --              --
                                            ----   -------    --------     -----     --------       -------        --------
Balance, March 31, 1994                      262    68,115     218,950      (911)     (31,306)       (4,710)        250,400
Net earnings                                  --        --      77,517        --           --            --          77,517
Foreign currency translation adjustment       --        --          --       629           --            --             629
Treasury stock purchased                      --        --          --        --      (32,001)           --         (32,001)
Stock options exercised and restricted
  shares issued                               --    (4,121)         --        --        9,394        (2,599)          2,674
Income tax benefit from stock
  options exercised                           --       663          --        --           --            --             663
Restricted shares forfeited                   --       (73)         --        --         (781)          854              --
Earned portion of restricted stock
  compensation                                --        --          --        --           --         2,992           2,992
Issuance of stock warrants in association
  with certain acquired technology            --     3,280          --        --           --            --           3,280
                                            ----   -------    --------     -----     --------       -------        --------
Balance, March 31, 1995                     $262   $67,864    $296,467     $(282)    $(54,694)      $(3,463)       $306,154
                                            ====   =======    ========     =====     ========       =======        ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

BMC SOFTWARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)
YEARS ENDED MARCH 31,                                        1993      1994      1995
- ---------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                             $ 65,386  $ 56,489  $ 77,517
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Acquired research and development costs                      --    32,038    29,260
    Depreciation and amortization                            10,871    14,401    18,791
    Change in allowance for doubtful accounts                 1,142       377      (523)
    Change in deferred income and other taxes                 4,940    (3,545)      150
    Earned portion of restricted stock compensation           1,523     2,132     2,992
    Changes in operating assets and liabilities:
      Increase in accounts receivable                       (13,108)   (8,794)  (10,414)
      Increase in interest and employee receivables          (1,930)     (708)   (2,162)
      Increase in prepaid expenses and other                   (235)     (337)   (3,744)
      (Increase) decrease in deferred charges and
        other assets                                           (144)      139      (749)
      Increase (decrease) in trade accounts payable          (4,780)    2,042     3,718
      Increase (decrease) in accrued commissions payable      3,702       405      (789)
      Increase (decrease) in accrued liabilities and other    1,824      (422)    2,850
      Increase (decrease) in taxes payable                   (6,788)    2,256      (563)
      Increase in current and long-term deferred revenue
        and other                                            19,950    22,299    26,876
                                                           --------  --------  --------
        Total adjustments                                    16,967    62,283    66,693
                                                           --------  --------  --------
          Net cash provided by operating activities          82,353   118,772   143,210
                                                           --------  --------  --------
Cash flows from investing activities:
  Cash paid for technology acquisitions                          --   (23,691)  (22,055)
  Proceeds from sales of fixed assets                            --        --     1,104
  Capital expenditures                                      (39,556)  (38,124)  (20,150)
  Capitalization of software development costs               (4,986)   (4,771)   (6,883)
  Purchased software and related assets                          --      (746)       --
  Purchase of marketable securities                        (182,512) (111,330) (101,060)
  Maturities of marketable securities                            --   112,733    47,830
                                                           --------  --------  --------
        Net cash used in investing activities              (227,054)  (65,929) (101,314)
                                                           --------  --------  --------


(IN THOUSANDS)
YEARS ENDED MARCH 31,                                        1993      1994      1995
- ---------------------------------------------------------------------------------------
Cash flows from financing activities:
  Stock options exercised                                     4,344     2,703     2,674
  Income tax benefit from stock options exercised            13,577     2,655       663
  Treasury stock purchased                                   (2,254)  (28,491)  (44,182)
  Net borrowings under (payments on) note payable with bank  36,000   (36,000)       --
                                                           --------  --------  --------
        Net cash provided by (used in) financing
          activities                                         51,667   (59,133)  (40,845)
                                                           --------  --------  --------
Effect of translation exchange rate changes on cash             (81)     (693)      629
                                                           --------  --------  --------
    Net change in cash and cash equivalents                 (93,115)   (6,983)    1,680
Cash and cash equivalents at beginning of year              137,912    44,797    37,814
                                                           --------  --------  --------
Cash and cash equivalents at end of year                   $ 44,797  $ 37,814  $ 39,494
                                                           ========  ========  ========
Supplemental disclosures of cash flow information --
  Cash paid during the year for:
  Income taxes                                             $ 11,052  $ 31,409  $ 40,236
                                                           ========  ========  ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

BMC SOFTWARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a) Basis of Presentation: The accompanying consolidated financial statements include the accounts of BMC Software, Inc. and its wholly-owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

   (b) Cash Equivalents: The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. As of March 31, 1994 and 1995, the Company's cash equivalents were comprised primarily of money market mutual funds and repurchase agreements. The Company's cash and cash equivalents are subject to potential credit risk. The Company's cash management and investment policies restrict investments to investment quality, highly liquid securities.

   (c) Property and Equipment: Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

   Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets which range from three to five years. Property and equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

   A summary of property and equipment is as follows:


(IN THOUSANDS)
MARCH 31,                                           1994       1995
- ---------------------------------------------------------------------
Land                                              $  9,100   $  9,100
Building                                            64,662     66,693
Computer and other equipment                        24,269     33,191
Furniture and fixtures                               8,519     10,240
Transportation equipment                             5,285      6,437
Leasehold improvements                               1,430      2,187
                                                  --------   --------
                                                   113,265    127,848
  Less accumulated depreciation and amortization   (20,110)   (26,560)
                                                  --------   --------
Net property and equipment                        $ 93,155   $101,288
                                                  ========   ========


   (d) Software Development Costs: Costs of internally developed software are expensed until the technological feasibility of the software has been established. Thereafter, all software development costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The cost of capitalized software is amortized over the lesser of the products' estimated useful lives or five years. During the years ended March 31, 1993, 1994 and 1995, $4,986,000, $4,771,000 and $6,883,000, respectively, of software development costs were capitalized. Amortization for the years ended March 31, 1993, 1994 and 1995 was $4,074,000, $4,771,000 and
$5,134,000, respectively, which amounts were reported as cost of maintenance services and product licenses in the accompanying consolidated statements of earnings.

   (e) Purchased Software and Related Assets: Purchased software and related assets are recorded at cost. Amortization is calculated on the straight-line method over the estimated lives of the products, which is typically five years. The portion of a purchase which pertains to research and development is expensed in the period of the acquisition.

   (f) Income Taxes: Deferred income taxes are recognized for income and expense items that are reported for financial reporting purposes in a different year than for income tax purposes.

   Research and development tax credits are accounted for as a reduction of income tax expense in the year realized.

   The income tax benefit from nonqualified stock options exercised, wherein the fair market value at date of issuance is less than that at date of exercise, is credited to additional paid-in capital.

   (g) Foreign Currency Translation and Risk Management: The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. Financial instruments are utilized by the Company to reduce those risks, as explained below. The Company does not hold or issue financial instruments for trading purposes.

   The Company enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table (represents fair value based on dealer quoted prices).


(IN THOUSANDS)
MARCH 31,                                               1994            1995
- -----------------------------------------------------------------------------
Forwards                                              $40,890         $36,703
Purchase options                                           --           1,035


   The Company enters into forward exchange contracts to hedge firm commitments that subject the Company to transaction risk. Specifically, the Company hedges accounts receivables, intercompany transactions, cash balances and certain liabilities denominated in currencies other than the functional currency. The term of the forward contracts is generally 30 days. The currencies hedged include primarily the European currencies, as well as the Japanese yen and Australian dollar. The Company also enters into standard European purchase currency options to hedge particular anticipated but not yet committed sales transactions. The term of the option contracts is rarely more than one year. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates.

   The table below summarizes by regional currency the contractual amounts of the Company's forward exchange and option contracts in U.S. dollars. Foreign currency amounts are translated at rates current at the reporting date. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.


(DOLLARS IN THOUSANDS)
MARCH 31,                       1994                     1995
                           BUY       SELL            BUY      SELL
- --------------------------------------------------------------------
Europe                     $571     $35,545         $706     $78,619
Other                        --       5,916           --       6,944
                           ----     -------         ----     -------
                           $571     $41,461         $706     $85,563
                           ====     =======         ====     =======


   The functional currency for most of the Company's foreign enterprises is the local currency of the foreign enterprise. Financial statements of these foreign operations are translated into U.S. dollars using the current rate method in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation."

   Pursuant to SFAS No. 52, SFAS No. 80 and related literature, hedge accounting is being applied (i.e., instruments are effective as and are designated hedge instruments). Specifically, gains and losses on forward contracts are recognized at each month-end in connection with the translation of the related hedged exposure into U.S. dollars. Gains and premiums associated with purchased put options are deferred until their maturity or until they are exercised or when a hedged transaction is no longer expected to occur. All gains and losses attributable to the Company's current hedging strategy are expected to occur within one year from the reporting date.

   As stated above, the Company designates purchased currency options as hedge instruments. The Company believes that the anticipated but not yet committed sales transactions being hedged are probable and are directly correlated with the hedge instruments. The Company prepares semi-annual sales forecasts. Probability weightings are then applied to the forecasted quarterly sales amounts. Each month, the Company reviews its hedging strategy against updated forecasts in order to ascertain whether the hedge remains highly correlated with expected future sales. In the event the hedge ceases to be effective, any unamortized premium costs or deferred gains are charged or credited to the statement of earnings.

   The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations.

   During fiscal 1993, 1994 and 1995, respectively, included in general and administrative expenses on the Consolidated Statements of Earnings were net foreign exchange losses of $1,322,000, $323,000 and $848,000.

   (h) Revenue Recognition: The Company licenses its software products under perpetual, annual and monthly licenses. Perpetual licenses generally include maintenance and enhancements for a specified period of time not to exceed one year. The portion of the license fee associated with maintenance and enhancements is unbundled and recognized ratably as maintenance revenue. Maintenance contracts on perpetual licenses are available annually thereafter. The Company also generates upgrade revenues when customers acquire the right to install and use a licensed product on more powerful computers, whether measured by CPU tier or millions of instructions per second. Revenue from the licensing of software, including upgrade revenue, is recognized when both the Company and the customer are legally obligated under the terms of the respective agreement and the underlying software products have been shipped. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

   (i) Earnings Per Share: Earnings per share is based on the weighted average number of common shares and common stock equivalents outstanding for the period. For purposes of this calculation, outstanding stock options and unearned restricted stock shares are considered common stock equivalents using the treasury stock method. Fully diluted earnings per share is the same as, or not materially different from, primary earnings per share and, accordingly, is not presented.

(2) TECHNOLOGY ACQUISITIONS

   During the fourth quarter of fiscal year 1995, the Company completed various technology acquisitions for an aggregate purchase price of $24,485,000, including direct acquisition and integration costs. As of March 31, 1995, approximately $4,590,000 of such consideration and direct costs had not been paid and was included in accrued liabilities.

   Also, effective March 31, 1995, the Company purchased, for $10,000,000, an option to acquire DataTools, Inc. (DataTools), a developer of data management and recovery software products for the open systems market. The purchase option allows the Company an exclusive right to purchase for either, $15,000,000 in cash or approximately 330,000 shares of BMC Common Stock (the choice of consideration belongs to DataTools). This purchase option can be exercised from March 31, 1996 through March 31, 1998. In connection with this transaction, the Company entered into an exclusive right to distribute, sell, and maintain all software products owned, purchased, or developed by DataTools. If the Company elects not to exercise its purchase option, the royalty commission percentage associated with the distribution agreement would be retroactively increased from 50% of license revenue up to a maximum of 85% for calendar years 1995, 1996 and 1997.

   As a result of the various technology acquisitions and the purchase option transactions completed in fiscal 1995, the Company recorded a $25,701,000 charge, net of a $3,559,000 income tax benefit for acquired research and development costs.

   On January 17, 1994 the Company completed the acquisition of all the stock of Patrol Software, Inc. and Patrol Software Pty, Ltd. (collectively Patrol Software) for approximately $36,412,000, including direct acquisition and integration costs. The purchase price was comprised of $29,340,000 in cash, and options to purchase the Company's common stock which were valued at $4,400,000 (see Note 7). Approximately $5,410,000 of the purchase price was paid in fiscal year 1995, and was included in accrued liabilities at March 31, 1994. The acquisition was accounted for under the purchase method and, accordingly, the operating results of Patrol Software have been included in the consolidated operating results since the date of acquisition. In applying the purchase method, the Company recorded a software asset of $4,900,000, and recorded a $28,398,000 charge, net of income taxes, for acquired research and development costs. Patrol Software is a developer of software products that provide centralized management and control of complex open systems environments.

(3) FINANCIAL INSTRUMENTS

   The Company's investment portfolio consists primarily of debt securities and equity securities with readily determinable fair values. These investments are classified as held-to-maturity and are recorded at amortized cost in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Adoption of SFAS No. 115 had no effect on the Company's results of operations. The Company's investment portfolio is diversified and consists of AA or better rated securities. The following table summarizes the amortized cost amount and fair market value of the Company's marketable securities as of March 31, 1995:


(IN THOUSANDS)
HELD TO MATURITY                                       FAIR         AMORTIZED
MARKETABLE SECURITIES (MATURITY WITHIN 1 YEAR)     MARKET VALUE    COST BASIS
- -----------------------------------------------------------------------------
Municipal Securities                                 $ 32,583       $ 32,652
Preferred Stock                                        19,050         19,050
Corporate Notes and Bonds and other                     2,572          2,628
                                                     --------       --------
                                                     $ 54,205       $ 54,330
                                                     --------       --------



MARKETABLE SECURITIES (MATURITY FROM 1-5 YEARS)
- -----------------------------------------------------------------------------
Municipal Securities                                 $121,586       $122,212
Corporate Notes and Bonds                              47,574         47,722
Preferred Stock                                         8,900          8,900
Mutual Funds and Equity Securities                      1,175          1,175
                                                     --------       --------
                                                     $179,235       $180,009
                                                     --------       --------
                                                     $233,440       $234,339
                                                     ========       ========


(4) TRADE FINANCE RECEIVABLES

   Trade finance receivables arise in the ordinary course of business and are the result of the Company's decision to hold low risk customer obligations at interest rates which are attractive to the Company. Customers that finance their software purchases typically do so for internal budget and cash flow management purposes. The terms of these financings range from six months to five years. Interest rates attached to these financings vary depending on several factors including terms and credit worthiness of the customer. In each case involving a Company-financed software acquisition, the customer must meet various financial and other criteria established by the Company.

(5) COST OF MAINTENANCE SERVICES AND PRODUCT LICENSES

   The components of cost of maintenance services and product licenses for the years ended March 31, 1993, 1994 and 1995 are as follows:


(IN THOUSANDS)
                                                    1993    1994     1995
- ---------------------------------------------------------------------------
Cost of maintenance services                      $16,702  $20,623  $24,182
Amortization of software development costs          4,074    4,771    5,134
Amortization of purchased software                  2,513    2,822    2,644
                                                  -------  -------  -------
                                                  $23,289  $28,216  $31,960
                                                  =======  =======  =======

(6) INCOME TAXES

   The provision for income taxes for the years ended March 31, 1993, 1994 and 1995 consisted of the following:


(IN THOUSANDS)
                                                    1993    1994     1995
- ---------------------------------------------------------------------------
Current:
  Federal                                         $16,998  $31,926  $37,480
  Foreign                                           5,058    5,745    5,185
  State                                             1,009       --       --
                                                  -------  -------  -------
    Total current                                  23,065   37,671   42,665
                                                  -------  -------  -------
Deferred:
  Federal                                           4,957   (3,548)      (4)
  Foreign                                              --       --      154
                                                  -------  -------  -------
    Total deferred                                  4,957   (3,548)     150
                                                  -------  -------  -------
                                                  $28,022  $34,123  $42,815
                                                  =======  =======  =======


   The foreign provision for income taxes is based on foreign pretax earnings of $17,739,000 for fiscal 1993, $18,645,000 for fiscal 1994 and $29,290,000 for fiscal 1995.

   The income tax expense of $28,022,000 for fiscal 1993, $34,123,000 for fiscal 1994 and $42,815,000 for fiscal 1995 differs from the amount computed by applying the statutory federal income tax rate of 34%, 35% and 35%, respectively, to consolidated earnings before income taxes as follows:


(IN THOUSANDS)
                                                    1993    1994     1995
- ---------------------------------------------------------------------------
Expense computed at statutory rate                $31,759  $31,714  $42,116
Increase (reduction) resulting from:
  Research and development tax credits               (560)  (1,080)      --
  Foreign tax effect, net                          (1,628)  (1,187)  (4,701)
  Tax benefit from foreign sales corporation         (301)    (294)    (176)
  State taxes, net of federal income tax benefit      666       --       --
  Income not subject to tax                        (1,669)  (2,326)  (2,511)
  Other                                              (245)    (264)   2,529
                                                  -------  -------  -------
    Subtotal                                       28,022   26,563   37,257
                                                  =======  =======  =======

Non-deductible charge for purchased research
 and development                                       --    7,560    5,558
                                                  -------  -------  -------
                                                  $28,022  $34,123  $42,815
                                                  =======  =======  =======


   Aggregate unremitted earnings of foreign subsidiaries for which U.S. Federal income taxes have not been provided totaled approximately $27,000,000 at March 31, 1995. Deferred income taxes have not been provided on these earnings because the Company considers them to be indefinitely reinvested.

   The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of April 1, 1993. For fiscal years 1993 and 1994, the Company accounted for income taxes under the provisions of APB 11. Adoption of SFAS No. 109 was immaterial to the consolidated financial statements and no cumulative adjustment was required. Deferred income taxes for 1995 reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

   The tax effects of the temporary differences that give rise to the significant portions of the deferred tax assets and liabilities as of March 31, 1994 and March 31, 1995 are presented below:


(IN THOUSANDS)
                                                 1994          1995
- -------------------------------------------------------------------
Deferred Tax Assets:
  Deferred revenue                             $18,686      $21,425
  Patrol Software integration costs                765          252
  Deferred bonuses                               1,175          324
  Accrued liabilities                              450          521
  Acquired Research and Development                 57        3,328
  Other                                             46          270
                                               -------      -------
Total deferred tax asset                        21,595       25,920
Deferred Tax Liabilities:
  Software capitalization, net                  (5,163)      (5,775)
  Stock compensation plans                      (2,432)      (3,731)
  Book/tax difference on assets                   (977)      (2,475)
  Other                                           (611)      (1,677)
                                               -------      -------
Total deferred tax liability                    (9,183)     (13,658)
                                               -------      -------
Net deferred tax asset                         $12,412      $12,262
                                               =======      =======


(7) STOCK INCENTIVE PLANS

   In 1986, the Company adopted the BMC Software, Inc. 1986 Stock Option Plan. This plan provides for the grant of options to purchase up to 2,812,500 shares of the Company's common stock to employees of the Company upon terms and conditions determined by the Compensation Committee of the Board of Directors (the Compensation Committee), which administers the plan. This plan terminates in 1996.

   In 1988, the Company adopted the BMC Software, Inc. 1988 Stock Option Plan. This plan provides for the grant of options to purchase up to 1,417,500 shares of the Company's common stock to employees of the Company upon terms and conditions determined by the Compensation Committee. This plan terminates in 1998.

   In 1989, the Company adopted the BMC Software, Inc. 1989 Stock Plan, which provides for the issuance of stock options and shares of restricted stock. A total of 1,050,000 shares may be issued under the 1989 Stock Plan to employees as determined by the Compensation Committee. This plan terminates in the year 1999.

   In 1990, the Company adopted the BMC Software, Inc. 1990 Nonemployee Director Stock Option Plan, which provides for automatic grants of stock options to the Company's outside directors. Under the plan, a new director receives an option to purchase 20,000 shares of common stock when first elected to the Board and options to purchase an additional 5,000 shares on each of his third and fifth anniversaries as a director. A maximum of 150,000 shares are issuable under the plan.

   The plan terminated in 1994, when it was replaced by the 1994 Nonemployee Director Stock Option Plan discussed below.

   In 1990, the Company also adopted the BMC Software, Inc. 1990 Stock and Incentive Plan, which provides for grants of options, restricted stock and other incentive stock and performance based awards. A maximum of 1,500,000 shares are issuable under the plan, and the maximum number of shares issuable under awards granted in a single year is 300,000. The plan is administered by the Compensation Committee and has a term of five years. The plan terminates in October 1995.

   In 1994, the Company adopted the BMC Software, Inc. 1994 Employee Incentive Plan and the BMC Software, Inc. 1994 Nonemployee Director Stock Option Plan. The 1994 Employee Incentive Plan provides for the issuance of stock options and shares of restricted stock. A total of 3,000,000 shares may be issued under the 1994 Employee Incentive Plan to employees of the Company upon terms and conditions determined by the Compensation Committee. This plan will terminate in the year 2004. The 1994 Nonemployee Director Stock Option Plan is a formula plan that provides for automatic grants of stock options to the Company's outside directors. Under the plan, any director first elected following the August 29, 1994 effective date of such plan receives options to acquire 20,000 shares of common stock when elected. Directors receive an annual grant of 5,000 shares each on the date of his or her re-election to the board. The plan supercedes the 1990 Nonemployee Director Stock Option Plan. A total of 200,000 shares may be issued under the plan, which terminates in the year 2004.

   Under all seven plans, all options have been granted at fair market value as of the date of grant and have a ten year term. All options granted under the seven plans vest over terms ranging from four years to five years.

   The following is a summary of the stock option activity for the years ended March 31, 1993, 1994 and 1995:



                                              1993          1994          1995
- ---------------------------------------------------------------------------------
Options outstanding at beginning of year    1,467,999     1,081,781     1,205,789
Options granted                               291,335       335,628     2,467,200
Options exercised                            (662,799)     (170,797)     (120,936)
Options forfeited/cancelled                   (14,754)      (40,823)     (443,740)
                                         ------------  ------------  ------------
Options outstanding at end of year          1,081,781     1,205,789     3,108,313
                                         ============  ============  ============
Option price range per share             $0.67-66.875  $0.67-66.875  $0.67-66.875
                                         ============  ============  ============
Options exercisable                           506,240       631,902       512,320
                                         ============  ============  ============



   Included in options granted during 1994 are options to acquire 90,228 shares of common stock issued in connection with the Company's acquisition of Patrol Software. These options have exercise prices ranging from $1.50 to $15.01 per share and have a ten-year term. These options, which are fully vested, were valued at $4,400,000 on the date of grant.

   In October 1990, the Company granted shares of restricted stock to certain executive officers under the 1989 Stock Plan. The transfer restrictions lapse on those shares if the Company achieves certain objectives for earnings per share growth in fiscal 1993, 1994 and 1995 or, alternatively, 10 years after the grant date if the grantee is still an employee of the Company. The Company achieved the objectives in fiscal 1993 through fiscal 1995. In January 1990, May 1991, April and December of 1993, and April and June of 1994, the Company made restricted stock grants to certain executive officers pursuant to the 1990 Stock and Incentive Plan on terms similar to the other grants. Shares under the 1990 Stock and Incentive Plan are subject to transfer restrictions that will lapse in various prescribed increments when the Company achieves certain objectives for earnings per share in fiscal 1994 through fiscal 1998.

   The following is a summary of the restricted stock share activity for the years ended March 31, 1993, 1994 and 1995:


                                                   1993      1994      1995
- -----------------------------------------------------------------------------
Shares granted and unearned at beginning of year  336,500   237,800   178,000
Shares granted                                         --    65,000    45,000
Shares earned                                     (65,700)  (84,800) (136,125)
Shares forfeited                                  (33,000)  (40,000)  (21,875)
                                                  -------   -------  --------
Shares unearned at end of year                    237,800   178,000    65,000
                                                  =======   =======  ========

(8) RETIREMENT PLAN

   The Company maintains a salary reduction profit sharing plan or 401(k) plan (the Plan) available to all domestic employees. The Plan is based on a calendar year end and allows employees to contribute up to 15% of their annual compensation with a maximum contribution of $8,728, $8,994 and $9,240 for calendar years 1992, 1993 and 1994, respectively. In each of the calendar years 1992, 1993 and 1994, the Board of Directors authorized contributions to the Plan that would match the employee's contribution up to a maximum of $5,000. The costs of these contributions to the Company amounted to $1,705,000, $2,480,000 and $2,769,000 for the fiscal years ended March 31,
1993, 1994 and 1995, respectively. The Company contributions vest to the employees at 20% per year beginning with the third year of employment and ending with the seventh.

(9) COMMITMENTS

   The Company has several noncancelable operating leases for office space and computer equipment that expire through 1998 and thereafter, and provide for various renewal options. Rent expense for office space is recognized equally over the lease term. Total rent expense incurred during the years ended March 31, 1993, 1994 and 1995 was approximately $14,192,000, $16,443,000 and $16,595,000, respectively.

   Future minimum lease payments under noncancelable operating leases as of March 31, 1995 are:


YEAR ENDING MARCH 31,
- ----------------------------------------------------
1996                                        $ 9,455
1997                                          3,493
1998                                          3,135
1999                                          2,532
2000                                          1,194
Thereafter                                      493
                                            -------
  Total minimum lease payments              $20,302
                                            =======


(10) FOREIGN OPERATIONS AND SIGNIFICANT CUSTOMERS

   The following table summarizes selected financial information of the Company's operations by geographic location:


(IN THOUSANDS)
YEARS ENDED MARCH 31,                  1993        1994        1995
- ---------------------------------------------------------------------
Revenues:
  North America                      $137,228    $176,936    $209,504
  Europe                               85,770      92,464     113,760
  Other                                15,502      19,100      21,736
                                     --------    --------    --------
    Consolidated                     $238,500    $288,500    $345,000
                                     ========    ========    ========
Operating profits:
  North America                      $ 27,917    $ 11,036*   $ 28,008*
  Europe                               50,658      61,432      74,974
  Other                                 7,510       7,436       5,646
                                     --------    --------    --------
    Consolidated                     $ 86,085    $ 79,904    $108,628
                                     ========    ========    ========

Identifiable assets:
  North America                      $324,693    $338,282    $391,026
  Europe                               42,625      65,433      88,257
  Other                                11,334      13,812      23,366
                                     --------    --------    --------
    Consolidated                     $378,652    $417,527    $502,649
                                     ========    ========    ========

*Net of acquired research and development costs of $32,038,000 and $29,260,000 in fiscal 1994 and fiscal 1995, respectively.


   No customer accounted for more than 5% of consolidated revenues in the years ended March 31, 1993, 1994 and 1995.

BMC SOFTWARE, INC. AND SUBSIDIARIES

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                               CORPORATE OFFICERS
- ------------------                               ------------------
Max P. Watson Jr.                                Max P. Watson Jr.
CHAIRMAN OF THE BOARD, PRESIDENT AND             CHAIRMAN OF THE BOARD, PRESIDENT AND
CHIEF EXECUTIVE OFFICER, BMC SOFTWARE, INC.      CHIEF EXECUTIVE OFFICER

John W. Barter                                   Douglas J. Erwin
EXECUTIVE VICE PRESIDENT, ALLIED SIGNAL, INC.;   EXECUTIVE VICE PRESIDENT, CHIEF OPERATING
PRESIDENT, ALLIED SIGNAL AUTOMOTIVE, INC.        OFFICER

B. Garland Cupp                                  Richard P. Gardner
PRIVATE INVESTOR                                 SENIOR VICE PRESIDENT, NORTH AMERICAN SALES

Meldon K. Gafner                                 James E. Juracek
VICE CHAIRMAN, COMSTREAM CORPORATION             SENIOR VICE PRESIDENT, RESEARCH & DEVELOPMENT

L.W. Gray                                        Gerd A. Ordelheide
PRIVATE INVESTOR                                 SENIOR VICE PRESIDENT, EUROPEAN OPERATIONS

George F. Raymond                                M. Brinkley Morse
PRIVATE INVESTOR                                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                                                 Leland D. Putterman
                                                 VICE PRESIDENT, WORLDWIDE MARKETING

                                                 Theodore W. Van Duyn
                                                 CHIEF TECHNOLOGY OFFICER

                                                 Stephen B. Solcher
                                                 TREASURER

CORPORATE INFORMATION

STOCKHOLDER CONTACT

     Stockholders are encouraged to contact the Company with questions or requests for information. Inquiries should be directed to:

John W. Cox
Director of Investor Relations
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827
(713) 918-8800

STOCK INFORMATION

     BMC Software, Inc. common stock is traded on the NASDAQ National Market System under the symbol BMCS.

     High and low prices of BMC's common stock traded in fiscal years 1994 and 1995 are included in the Quarterly Results data table on page 32.

STOCK OWNERSHIP

     As of June 9, 1995, there were approximately 271 record holders of the Company's common stock, and approximately 17,500 stockholders.

DIVIDENDS

     The Company has not paid any dividends in the last five fiscal years and currently intends to retain earnings for use in its business.

INDEPENDENT AUDITORS

Arthur Andersen LLP
711 Louisiana
Houston, Texas 77002

FORM 10-K

     A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request to:

John W. Cox
Director of Investor Relations
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827

     Stockholders who wish to be placed on the Company's mailing list to receive news releases on earnings and other significant events should request so in writing to the Director of Investor Relations.

TRANSFER AGENT

     Communications regarding change of address, transfer of stock ownership or lost stock certificates should be directed to:

The First National Bank of Boston
Securities Division
P.O. Box 1666
Boston, Massachusetts 02102

ANNUAL MEETING

     The annual meeting of stockholders will be held on August 28, 1995, at 2101 CityWest Boulevard, Houston, Texas, beginning at 10:00 a.m. CDT. Stockholders of record as of July 5, 1995, shall be entitled to vote. All stockholders and others interested in the company are invited to attend.

INTERNATIONAL OFFICES

     BMC Software International offices are located in Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain and the United Kingdom.

SOFTWARE AGENTS

     BMC Software agents are located in Argentina, Australia, Belgium, Brazil, Chile, Czech Republic, France, Greece, Hong Kong, Israel, Malaysia, Mexico, Peru, Philippines, Republic of Korea, Saudi Arabia, Singapore, Slovenia, South Africa, Switzerland, Taiwan, Turkey, United Kingdom, Uruguay and Venezuela.

FORE MORE INFORMATION

     For more information on BMC Software products call 713-918-8800 or 800-841-2031.

CORPORATE HEADQUARTERS

BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827

BMC SOFTWARE, THE BMC SOFTWARE LOGO AND ALL OTHER PRODUCT OR SERVICE NAMES ARE REGISTERED TRADEMARKS OR TRADEMARKS OF BMC SOFTWARE, INC. IN THE USA AND IN OTHER SELECT COUNTRIES. -REGISTERED TRADEMARK- AND -FM- INDICATE USA REGISTRATION OR USA TRADEMARK. *IBM AND DB2, DATATOOLS AND SQL-BACKTRACK, INFORMIX, COMPUTER ASSOCIATES AND CA-OPENINGRES, ORACLE, SEQUENT AND SUN, ARE TRADEMARKS OR REGISTERED TRADEMARKS OF, RESPECTIVELY, INTERNATIONAL BUSINESS MACHINES CORP., DATATOOLS, INC., INFORMIX SOFTWARE, INC., COMPUTER ASSOCIATES INTERNATIONAL, INC., ORACLE CORP., SEQUENT COMPUTER SYSTEMS, INC. AND SUN MICROSYSTEMS, INC. OTHER LOGOS AND PRODUCT/TRADE NAMES ARE REGISTERED TRADEMARKS OR TRADEMARKS OF THEIR RESPECTIVE COMPANIES.

BMC SOFTWARE IS AN EQUAL OPPORTUNITY EMPLOYER.

- -C-1995, BMC SOFTWARE, INC. ALL RIGHTS RESERVED.

PRINTED ON RECYCLED PAPER.
ANNUAL REPORT DESIGN BY SAVAGE DESIGN GROUP, INC., HOUSTON, TEXAS.